EXHIBIT 4


             Navarre Receives Investment from Institutional Investor

MINNEAPOLIS--(BUSINESS WIRE)--Aug. 23, 1999--Navarre Corporation (Nasdaq NMS:
NAVR - news) announced today that it has accepted an investment offer from Fletcher International Limited. The Company agreed to allow Fletcher to purchase a new class of convertible preferred stock.

Fletcher invested $8.5 million in Navarre Corporation, receiving 34,000 shares of Class B Convertible Preferred Stock at $250 per share. The Class B Convertible Preferred Stock is convertible into common shares at a rate based on the future common stock price movement to be calculated at the time of conversion or issuance of the Preferred Stock. From the Initial Closing Date until the six-month anniversary of that date, the conversion price will be at market price or $9.25 per share, which ever is greater. There is also a ceiling on conversion equal to 180% of the common stock price on the day prior to the issuance of the Preferred Stock. Fletcher also received a warrant to purchase an additional $4 million, or 16,000 shares, of Navarre's Preferred Stock.

The agreement also provides up to an additional $29 million investment over the next 3 years. Navarre has the right to require Fletcher to purchase an additional $8.5 million in Class B Convertible Preferred Stock over the next three years. In the event Navarre exercises this right, Fletcher will be granted a warrant to purchase up to an additional $4 million of Navarre's Class B Preferred Stock.

Eric Paulson, CEO and President of Navarre Corporation, stated "We were all very pleased that an International Investment Fund recognizes the value of Navarre, and is willing to make an investment in the Company at prices higher than the current market. Navarre will use this new capital to create a 'war chest' to expand and accelerate our core businesses' expansion into traditional and digital distribution."

Under specified conditions, Fletcher has the right to invest an additional $8.5 million for Class B Preferred Stock over the next 3 years. If Fletcher exercises this right, Fletcher will be granted a warrant to purchase an additional $4 million of Class B Preferred Stock. If either party fails to exercise its respective right, the other party will have a rollover right pursuant to which it can require the issuance of $12.5 million of Class B Preferred Stock. All Preferred Stock is convertible to Common Stock at the then market price. There is no dividend attached to the Preferred Stock.


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Fletcher International Limited is an investment fund managed by Fletcher Asset
Management, Inc. of New York. Fletcher makes direct investments in a wide range of established and growing companies, including the Netherlands software firm, Baan Company NV, into which it recently agreed to invest up to $70 million. Fletcher's investments are made to provide capital to companies so that they may productively pursue their strategic plans and to assist those companies in creating value.

Wit Capital Corporation (Nasdaq: WITC - news) which served as agent to Navarre in connection with the placement, is an online investment banking firm. With offices in New York and San Francisco, Wit Capital is an issuer-driven, Internet-centric company that offers a rapidly expanding array of investment banking services, including underwriting for public offerings, private equity services, strategic advisory, and institutional quality research. Wit Capital also offers individual investors online brokerage services that include access to IPOs and other securities.

Navarre Corporation, a Russell 2000 Index and Russell 3000 Index stock, operates one of the first "business to business"' Internet E-Commerce web sites www.navarre.com and provides fulfillment for both traditional and E-Commerce retail sites. Navarre's major business groups are: Computer Products Division which distributes quality consumer software to retailers nationwide; Independent Music Distribution which is the distributor of independent music labels in the United States and now Canada; Alternative Retail Markets which distributes major label music to non-traditional retail outlets, and also distributes DVD Home Video product; and the majority-owned subsidiary NetRadio.com, which is a leading Internet radio network, featuring 120 channels of originally programmed audio content at http://www.netradio.com and its online store CDPoint.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created hereby. Statements in this release that are not strictly historical are "forward looking" statements which are subject to risk and uncertainty. Investors are cautioned that all "forward-looking" statements contained herein may not be reasonable and assumptions could be inaccurate, and should not be construed, considered or assumed as guarantees. The inclusion of such information should not be regarded as a representation or guarantee by the Company, or any other person, that the objections and plans stated herein will be achieved. Unknown factors could cause actual results to differ as well as other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including its prospectuses, and Forms 10-K and 10-Q filings.